510 Burrard St, 3rd Floor
Vancouver, BC  V6C 3B9
www.computershare.com

July 31, 2023

To: All Canadian Securities Regulatory Authorities

Subject:  REPLICEL LIFE SCIENCES INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	August 16, 2023
Record Date for Voting (if applicable) :	August 16, 2023
Beneficial Ownership Determination Date :	August 16, 2023
Meeting Date :	September 22, 2023
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO :	Yes
Issuer paying for delivery to OBO :	No

Notice and Access (NAA) Requirements
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON SHARES	76027P400	CA76027P4006

Sincerely,

Computershare
Agent for REPLICEL LIFE SCIENCES INC.